Exhibit 99.(p)(2)

BGOL Code of Ethics Manual

1.	Purpose

At Baillie Gifford, we fulfil our fiduciary duty to clients as investment managers and advisers. We commit to prioritising their interests, treating them fairly, and delivering positive outcomes. We avoid any conflicts where our interests might take precedence over theirs, guided by our Code of Ethics (‘Code’).

Our compliance culture and ethics are crucial to both clients and regulators. Clients view the Code as a reflection of our Firm’s culture and often inquire about code violations to gauge this culture.

Regulators emphasise ‘culture’ and ‘conduct,’ seeing culture as the business’s DNA that shapes behaviour and ethics. We have built our reputation through individual conduct, acting with integrity and in our clients’ interests.

The Code, enforced across all regulated entities and approved by our Group Compliance Committee, ensures regulatory compliance*. It includes:

•	Ethical principles aligned with global conduct regulations.

•	Conflicts of Interest guidance.

•	Policy requirements, such as personal account dealing, inducements, and outside business interests.

2.	How this policy embodies ‘our shared beliefs’

Our clients come first.

We act with integrity, judging our actions and intentions through the eyes of our clients. We strive for excellence across all areas of the Firm and every contribution plays a role in developed trusted long-term partnerships with our clients.

3.	Ethical principles

All Partners and staff must adhere to the Firm’s guiding ethical principles, which align with regulatory conduct rules and codes of conduct from various professional organisations of which you may be a member.

In both personal and business life, we face ethical issues that require careful consideration. When making decisions, we must consider their impact on clients, ensure the decision-making process is fair and thorough, involve all relevant stakeholders, and identify any competing or conflicting interests.

The Ethical Principles are designed to prompt these considerations and help ensure that we put our clients interests first. They are as follows:

Fairness

Act fairly when dealing with clients and counterparties of Baillie Gifford by being impartial, objective, and honest. Examples of unfair conduct include:

•	Misleading a client about the risks of an investment.

•	Misleading a client about the likely performance of a product by providing inappropriate projections of future returns.

•	Failing to acknowledge or resolve mistakes in dealing with clients.

Honest and integrity

Act honestly and with integrity in your role, avoiding actions that could harm Baillie Gifford’s reputation or are deceitful, oppressive, or improper. Use fair methods to win or retain business. Avoid offering lavish gifts, frequent hospitality, or engaging in ‘pay to play’ practices. Baillie Gifford is committed to conducting business fairly and has zero tolerance for bribery. Examples of conduct breaching honesty and integrity include:

•	Falsifying documents.

•	Providing false information to clients, regulators, auditors, or third parties.

•	Mismarking investment values.

•	Misleading others about accepted risks.

•	Failing to disclose personal dealings, gifts, political contributions, or outside interests as required by the Code of Ethics.

Adherence to law and regulation

Follow applicable laws, regulations, and professional standards in your activities, applying them to the best of your knowledge and ability. Be open and cooperative with Baillie Gifford’s regulators. Familiarise yourself with and adhere to policies within the Personal Responsibilities section of the Group Compliance Manual. Examples of conduct that might breach openness and cooperation with regulators include:

•	Providing false or inaccurate information to regulators.

•	Failing to supply requested documents or information within the required time.

•	Not attending interviews or answering questions from regulators.

Market conduct

When executing transactions, engaging in market dealings or communicating with counterparties, uphold market integrity and adhere to good practices and conduct expected of market participants. Comply with relevant market codes and exchange rules. Examples of poor market conduct include:

•	Insider dealing.

•	Unlawful disclosure of material non-public information.

•	Market manipulation through inappropriate trading activities.

•	Market manipulation through inappropriate communication activities.

•	Using non-recorded electronic communication devices and/or applications for regulatory business activities.

Loyalty to clients

Put our clients’ interests ahead of your own and manage any conflicts of interest fairly and effectively. Avoid conflicts when possible, and manage and disclose them according to Baillie Gifford’s conflict procedures. Use Baillie Gifford’s investment recommendations and proprietary information exclusively for clients. Examples of disloyalty to clients include:

•	Prioritising Baillie Gifford profits over client interests.

•	Misuse of proprietary information for personal gain.

•	Not informing clients about potential conflicts of interest that could affect investment decisions.

Maintaining confidentiality

Respect client confidentiality by not using or disclosing information about current, former, or prospective clients for unethical or illegal purposes. Share confidential client data with outside parties only when absolutely necessary, and obtain authorisation if required. If unsure, consult the Information Security policy which outlines data security classifications and handling rules. Examples of conduct which would breach confidentiality include:

•	Unauthorised sharing of client information with a third party.

•	Improper use of client data for personal gain.

•	Negligent data handling leading to unauthorised access to sensitive information, compromising client privacy and trust.

Transparency

If you suspect a conflict of interest or believe there might be a perception of one, disclose the details to your Head of Department, the Compliance Department, or the relevant chairperson. Examples of conduct which would be untransparent include:

•	Personally owning shares in a company and not disclosing this potential conflict to a group of decision-makers discussing a potential transaction in shares of the company on behalf of clients.

•	Not fully disclosing all personal shareholdings in an initial or annual Code of Ethics declaration.

•	Not fully disclosing all information requested by the Compliance Department or a regulator.

4.	Conflicts of interest

Conflicts can arise between Baillie Gifford, its Partners and employees, and a client. Conflicts can also arise between multiple clients. Situations giving rise to a conflict include:

•	Individuals making financial gains or avoiding losses at the client’s expense.

•	Having personal interest in the outcome of services or transactions that differs from the client’s interest.

•	Financial or other incentive which favours one client over another.

•	Individual is in the same business as the client; and

•	Inducements from individuals in relation to client services (monetary, goods, or services).

You have a responsibility to identify potential conflicts from both a personal and Firm activity perspective.

This is supported through adherence to this Code and can be ensured by your vigilant identification, management or avoidance, and disclosure of conflicts of interest.

If you identify a new potential or unavoidable conflict at either a personal or Firm level, you have a duty to disclose to the Compliance department via the Conduct & Market Oversight team, using the following e-mail address: CodeofEthicsQueries@bailliegifford.com (secure mailbox).

5.	Policy

The following policy points are supplemented by a series of underlying supporting documents which also include guidance on how to use the Firm’s Code of Ethics System.

General

Upon starting your employment and annually thereafter, you must:

•	Read and understand the Code thoroughly.

•	Submit a Code of Ethics declaration, disclosing your personal account broker accounts, shareholdings, outside business interests, political contributions from the last two years, and certify your understanding.

Note: Additional disclosure requirements for specific roles are detailed in the PA dealing supporting document and entity-specific compliance policies.

On an ongoing basis, you must:

•	Follow the Firm’s guiding ethical principles.

•	Take responsibility for personal compliance risks related to the Code of Ethics.

•	Use the Firm’s Code of Ethics System to obtain pre-clearance for personal activities (where required) and log compliance records.

•	Understand that the Compliance Department is available for advice but prioritises client and Firm matters over personal issues of staff.

In addition:

•	The Head of Compliance (whom failing, a delegate) can clarify the Code’s meaning and provide waivers in exceptional cases, except where it would breach regulatory requirements.

•	A material violation of the Code may result in disciplinary action, remuneration clawback, or reporting a Conduct Rule breach to the UK Financial Conduct Authority and other applicable regulators.

Report any potential violations immediately to the Conduct & Market Oversight team at CodeofEthicsQueries@bailliegifford.com (secure mailbox).

Personal account dealing

Baillie Gifford prioritises clients’ interests, ensuring they receive the best possible trade execution. To uphold this standard, you must avoid actions that could disadvantage clients through personal account (PA) dealing. The Firm permits PA dealing under specific restrictions, allowing you and your connected persons to conduct investment transactions within these guidelines. You must also ensure that PA dealing does not detract from your primary job responsibilities.

Note: “Connected persons” and a list of applicable securities are fully defined within the PA Dealing supporting document.

PA dealing is prohibited where:

•	You know Baillie Gifford is actively considering an investment opportunity.

•	Baillie Gifford is trading applicable securities for clients.

•	You or Baillie Gifford possess material non-public information.

•	It involves misuse or improper disclosure of confidential or proprietary information related to clients or trading.

In addition:

•	Do not advise, recommend or procure others to enter transactions prohibited under our PA dealing requirements. This includes disclosure of information or opinion which is likely to result in such transactions.

•	Do not enter a PA deal or insurance contract to hedge against deferred remuneration risks

•	Obtain pre-clearance using the System before PA dealing in applicable securities. After pre-clearance, instruct the PA deal with your broker by the close of business the next working day.

•	Avoid buying and selling, or selling and buying, the same or equivalent securities within 60 days.

•	If you have specific knowledge of a pending Investment Trust share buy-back, refrain from PA dealing in that Investment Trust until completion.

•	Profits from PA dealing in violation of the Code may be subject to disgorgement.

Specific to the Investment department:

•	Investment team members cannot PA deal within seven days before or after clients in a strategy they are involved in have traded the same security. If unaware of pending client activity when requesting pre-clearance, you will not violate the Code.

•	Inform decision-making groups if you own shares in a company under discussion and consider withdrawing from discussions if there is an unmanageable conflict of interest. Compliance can provide advice and record-keeping support case-by-case.

Inducements

•	Do not accept gifts, favours, entertainment, hospitality, or other inducements of material value that could influence your decision-making or make you feel obligated to someone or their company.

•	Similarly, do not offer such inducements that could influence the recipient’s decision-making or make them feel obligated to you or Baillie Gifford.

•	Soliciting gifts, hospitality, entertainment, or anything of value is prohibited.

•	Giving or receiving cash gifts is also prohibited, and no cash donations should be made in connection with clients or prospective clients.

•	All staff must consider political contributions from a conflict of interest and transparency perspective.

There are specific US “pay-to-play” requirements that introduce pre-clearance requirements, detailed in the Inducements supporting document.

•	Giving or receiving gifts is acceptable if the gift is below approximately £50 (or equivalent in another currency) in value and does not occur frequently. Options for scenarios where the value is greater are detailed in the Inducements supporting document, along with record-keeping requirements.

•	Exercise discretion in the value and frequency of business lunches, dinners, and entertainment or hospitality you give or receive. Further details are included in the Inducements supporting document.

•	Some clients have specific Code of Ethics requirements that may exceed our own. Consider these additional requirements when giving gifts or entertainment.

Outside business interests

•	Be able to identify, disclose to Compliance and manage any outside activities or personal associations that could negatively impact your job performance, conflict with Baillie Gifford’s interests and/or harm client relationships. If you have any concerns, seek advice from Compliance.

•	Disclose proposed external positions promptly to Compliance, and in some cases, obtain pre-clearance based on the relevance to Baillie Gifford’s business, your role, and your regulatory registrations. Further details are included in the Outside Business Interests supporting document.

•	The Compliance Conduct & Market Oversight team, using the Code of Ethics System, handles all outside business interest disclosures and shares relevant information with the Human Resources, Group Governance Services, and Anti-Financial Crime Departments. If needed, the team will secure approval from the Head of Compliance (whom failing, a delegate) and the Chief Compliance Officer of any relevant Baillie Gifford entity, confirming receipt or requesting further information. Partners or Chief Executive Officers of Baillie Gifford subsidiary companies must also obtain approval from a Managing Partner for external appointments.

6.	Monitoring

The Group Compliance Monitoring Team is responsible for the compliance monitoring plan which, using a risk-based approach, seeks to provide assurance on our regulated activities. Where our risk assessment indicates monitoring is required, the Group Compliance Monitoring Team monitor for compliance with this policy. Where appropriate, a report of the results of this monitoring will be provided to the Group Compliance Committee or relevant board and the results of this monitoring will be taken into consideration when assessing the ongoing knowledge and competence of affected individuals.

7.	Record keeping

The Code of Ethics System is the repository for Code of Ethics activity records.

The Incident Management System is the repository for Code of Ethics violation records. This may prompt the creation and retention of records by the Conduct Assurance Group if a material violation is identified which prompts a conduct rule breach assessment.

All Code of Ethics activity and violation records are maintained in accordance with the Records Management Policy in the Group Compliance Manual.

  Code of ethics – Supporting document (Inducements)

Disclosure

A key aspect of Baillie Gifford’s Inducements Policy is disclosure. Under our procedures, all gifts (other than de minimis) and hospitality which are given or received are recorded in the Code of Ethics System. Disclosures should be made to your normal gifts and entertainment representatives for Trading, Investors and Clients Department, and Compliance for all other departments. Likewise, all members of staff should consider if an inducement which has been offered or received should be disclosed to a client, or potential client. This will depend upon the circumstances of each case and the Compliance Conduct & Market Oversight team can provide guidance (CodeofEthicsQueries@bailliegifford.com).

Gifts

•	Gifts given or received which are of a de minimis nature due to their characteristics or likely cost are unlikely to give grounds for suggestions of undue influence and are therefore exempt from record keeping requirements. Typical examples of de minimis gifts would include umbrellas, diaries and pens with advertising logos for the donor company.

•	All gifts given or received which are not de minimis must be recorded in the Code of Ethics System. It is generally acceptable for members of staff to retain gifts received that are below £50 in value (or equivalent in another currency), provided this is not with undue frequency. In the case of gifts received above £50 in value (or equivalent in another currency), you should consult with your Head of Department as to the appropriate course of action. In most cases gifts above £50 (or equivalent in another currency) which are received should be:

o	Surrendered to the Philanthropy Team for use for charitable purposes;

o	Returned to the third party concerned; or

o	Distributed amongst the Department in the case of perishable gifts.

Where the member of staff wishes to retain a gift above £50 (or equivalent in another currency), then the estimated cost of the gift above this limit should be paid to the Baillie Gifford Charity of the Year with details of this donation included with the Code of Ethics System record.

•	Similarly, gifts above £50 in value (or equivalent in another currency) should generally not be given by a member of staff.

•	Promotional competition/prizes – In offering any promotional competition or prizes, you should:

o	Consider the likely impact or influence the prize would have on the recipient; and

o	Consult with a Partner or the relevant Board on the likely impact of the competition on the brand of Baillie Gifford.

In all cases the prize offered should be of reasonable value, i.e., it should not be excessive or inappropriate. Any competition prizes won by a member of staff at a business-related event, e.g., a conference or seminar, should be recorded for transparency in the Code of Ethics System.

Entertainment

Business lunches/dinners –

•	The establishment and maintenance of strong relationships with our clients, suppliers, intermediaries, and consultants is integral to our ability to provide effective investment management services. Routine business lunches or dinners are good mechanisms for building and maintaining relationships and are unlikely to give grounds for suggestion of undue influence unless they become overly frequent or are unduly lavish. Overly frequent and unduly lavish are not defined terms and a common-sense approach should be adopted. A good test to apply is to consider how such a dinner would be perceived by a third party and to use your judgement accordingly.

•	Routine business lunches and dinners given do not require to be recorded in the Code of Ethics System. These should be recorded in Baillie Gifford’s expenses system. The Business Expense Claims procedure will provide an adequate control over the magnitude of costs incurred by Baillie Gifford when giving such lunches and dinners. If a lunch or dinner is likely to be perceived as hospitality (rather than routine business), then the Entertainment/Hospitality procedures below should be followed.

•	Many of Baillie Gifford’s clients (particularly those US clients covered by ERISA) are subject to specific reporting requirements regarding their acceptance of business lunches and dinners. For Baillie Gifford to ensure that it can provide clients with their required information, the following additional information should be recorded on the Business Expense Claim Form, with respect to any clients for whom we have hosted a business lunch or dinner:

o	The name of the client being entertained.

o	The names of the individuals being entertained.

o	The total cost of the lunch or dinner.

•	Generally, routine business lunches and dinners received do not need to be reported. The exception to this is business lunches and dinners received from UK or European financial institution or intermediary that provides advice or portfolio management services to retail clients (UK/EU MiFID firms). Such lunches and dinners do need to be recorded in the Code of Ethics System.

Hospitality given –

•	All members of staff must exercise discretion in offering hospitality. Members of staff should not provide extravagant or excessive entertainment to a client, prospective client,

or any person or entity that does or seeks to do business with or on behalf of Baillie Gifford or our clients. Similarly, a member of staff should not provide entertainment to such parties with undue frequency. Extravagant, excessive and undue frequency are not defined terms, and a common-sense approach should be adopted. A good test to apply is to consider how provision of entertainment would be perceived by a third party and to use your judgement accordingly.

•	Except for occasions where the client is a UK/EU MiFID firm (see below), members of staff may provide entertainment or hospitality, such as a dinner (unconnected with business), sporting, charitable or cultural event of reasonable value provided that the person or Baillie Gifford is present at the event. If the person or Baillie Gifford is not present, then the entertainment becomes a gift and the procedures above apply.

•	In considering the hospitality or entertainment event, you should note that attending expensive or exclusive sporting or cultural events can draw criticism. Invitations should not be offered if they could be construed as being unusual or risk creating a sense of obligation to the host or bias in their favour. In situations of any doubt, consult with your Head of Department.

•	All entertainment or hospitality must be recorded in the Code of Ethics System.

•	For UK/EU MiFID firms, standalone hospitality that is not directly linked to a business event, e.g. sporting events, is prohibited (this restriction applies to hospitality provided to UK/EU MiFID firms only and not to hospitality provided to UK or Overseas segregated clients or suppliers). Acceptable minor non-monetary benefits provided during a business meeting, conference, seminar, or training event are permitted. An acceptable minor non-monetary benefit is one which can enhance the quality of service provided to the client and consists of hospitality of a reasonable value such as food and drink. Baillie Gifford have set a guidance limit of £100 (or equivalent in another currency) per head to allow a reasonable level of hospitality at business events involving UK/EU MiFID firms.

•	In the case of Baillie Gifford offering hospitality, travel expenses will ordinarily be paid for by the recipient of the entertainment or hospitality. However, there may be occasions where reasonable accommodation costs can be provided by Baillie Gifford subject to this meeting the general principles of this Policy.

Hospitality received –

•	All members of staff must exercise discretion in accepting hospitality. Members of staff should not accept extravagant or excessive entertainment from a client, prospective client, a business in which Baillie Gifford invests, or any person or entity that does or seeks to do business with or on behalf of Baillie Gifford or our clients. Similarly, a member of staff should not accept entertainment from such parties with undue frequency. Extravagant, excessive and undue frequency are not defined terms, and a common-sense approach should be adopted. A good test to apply is to consider how acceptance of entertainment would be perceived by a third party and to use your judgement accordingly.

•	Members of staff may accept entertainment or hospitality, such as a dinner (unconnected with business), sporting, charitable or cultural event of reasonable value provided that the person or firm providing the entertainment is present at the event. If the person or firm is not present, then the entertainment becomes a gift and the procedures above apply.

•	It is the policy of the firm not to accept standalone hospitality from broker firms. For this purpose, standalone hospitality would include invitations to and attendance at sporting or cultural events and

•	any associated travel, accommodation, drinks, and meals. This policy would not affect routine business lunches or dinners, or reasonable hospitality attached to conferences or other educational events or social events which are distributed widely and of a de minimis nature (i.e., under £100 (or equivalent in another currency) per head). This covers by way of example a broker drinks evening at which the broader asset management community is invited.

•	In considering the hospitality or entertainment event, you should note that attending expensive or exclusive sporting or cultural events can draw criticism. Invitations should not be accepted if they could be construed as being unusual or risk creating a sense of obligation to the host or bias in their favour. In situations of any doubt, consult with your Head of Department.

•	All entertainment or hospitality must be recorded in the Code of Ethics System. In many cases the value of an event will not be clear. Here, you should give your best estimate of the value at the time the decision is taken, considering the street value of the event in the eyes of a third party. Do not hesitate to ask the host for further information about the event (e.g., cost) to reach a decision.

•	In the case of a member of staff receiving hospitality or entertainment, travel and accommodation costs should be paid for by that member of staff or a request made to the organiser of the event that the individual member of staff be invoiced for these costs. Where the third party has arranged a discounted hotel rate or other reduction in the cost of the accommodation or travel, it is reasonable for the member of staff to accept this reduced rate. Likewise, where the host provides communal transport, which is not excessive or unduly lavish, for example the use of a minibus.

Political contributions

•	All members of staff are required to give due consideration to any political contributions from a general conflict of interest and transparency perspective. Staff are required to disclose to the Compliance Department, any political contributions that may give rise to an actual conflict of interest, a potential conflict of interest or the perception of one.

•	All members of staff are required to confirm on an annual basis, that they have disclosed to the Compliance Department any political contributions made to US federal, state, or local officials and any political fundraising activity in the US. This disclosure forms part of the Annual Code of Ethics Declaration that staff submit via the Code of Ethics System.

•	Supporting compliance with US requirements, Baillie Gifford maintains a bespoke US Political Contributions procedure which all staff eligible to make political contributions to candidates in a US federal, state and municipal election must ensure they and their connected persons comply with. The procedure is –

o	All members of Baillie Gifford staff are required to obtain preclearance from Compliance before either they or a connected person:

▪	make any political contributions, either directly or indirectly, to US federal, state or local officials; or

▪	participate in any political fund-raising activity in the US.

Preclearance requests should be submitted by email to Baillie Gifford Group’s US-based Compliance Counsel and Compliance Conduct & Market Oversight team (CodeofEthicsQueries@bailliegifford.com).

o	All members of Baillie Gifford staff must confirm on an annual basis, that they have disclosed to the Compliance Department any political contributions made to US federal, state or local officials and any political fund-raising activity in the US. This disclosure will form part of the Annual Code of Ethics Declaration that staff submit via the Code of Ethics system.

o	In addition to requirement (2) above, BGFS Registered Representatives must confirm on a quarterly basis that they have disclosed to the Compliance Department any political contributions made to US federal, state or local officials and any political fund-raising activity in the US. The disclosure should be submitted via the Code of Ethics system upon request from the Compliance Department.

o	Upon joining the firm, all new members of staff must disclose to the Compliance Department any political contributions made to US federal, state or local officials and any political fund-raising activity in the US within the previous two years. This disclosure will form part of the existing Personal Compliance Responsibilities Certificate that all new staff are required to submit upon joining the firm.

o	“Contribution” means any gift, subscription, loan, advance, or deposit of money or anything of value, whether direct or indirect, made for:

▪	(A) The purpose of influencing any election for federal, state or local office;

▪	(B) Payment of debt incurred in connection with any such election; or

▪	(C) Transition or inaugural expenses of the successful candidate for state or local office.

•	Staff are encouraged to speak to members of the Compliance Ethics or North American Compliance teams as applicable if they require guidance or assistance regarding political contributions.

Specific jurisdictional / entity requirements

•	US (BGFS) – Registered persons of BGFS are not permitted to give or receive any gifts of value more than $100 per individual per year to another FINRA member’s registers persons. Small gifts of less than $100 per year per recipient are aggregated toward the annual gift limit. For further information on BGFS’s Gifts and Entertainment policy, please see the BGFS Written Supervisory Procedures.

•	South Korea (BGO) – South Korea’s Anti-Graft Law introduced a general prohibition on giving anything of value and/or benefits to Korean public officials. The Law provides specific threshold limits and several exceptions, including for giving of meals and gifts, and entertainment expenses. Any activity conducted locally by BGO and its employees or representatives in or into South Korea must be strictly in compliance with the prohibition on making of any “improper request” and associated narrow list of exceptions. “Improper requests” include requests that Public Officials take an action in violation of law regardless of whether accompanied by giving cash or other benefit. Examples include:

o	Request a Public Officials go beyond his/her authority or deviate from established laws, or due requirements, procedures, or standards;

o	Request a Public Officials to grant an approval on or permit or an exemption;

o	Request a Public Officials to sway a public investigation or assessment; or

o	Request a Public Officials to sway an allocation of subsidies.

Please contact Compliance for specific guidance in this area.

  Ethics – Supporting document (Outside business interests)

Outside business interests and personal associations

A personal conflict of interest can arise in relation to certain outside business interests or personal associations. Members of staff must ensure that they do not engage in any activities that would detract, divert from or conflict with the proper performance of their Baillie Gifford employment or would conflict with the interests of the firm or our clients. Members of staff must also ensure that any personal association does not affect, or reasonably appear to affect, our conduct or actions in Baillie Gifford and therefore conflict with our duties to clients or the firm.

To ensure that we comply with the requirements of global regulation, we require members of staff and Partners to inform Compliance at CodeofEthicsQueries@bailliegifford.com of any external interests at any time during employment.

Types of outside business interests

Outside business interest	Disclosure requirements
Paid work out with Baillie Gifford	In general, all regular paid work out with Baillie Gifford should be disclosed to Compliance

(CodeofEthicsQueries@bailliegifford.com). In addition, such work should also be agreed with your line manager and/or head of department as appropriate.

Discretion can be used for any ad-hoc paid work that is de minimis in nature and has no obvious connection to Baillie Gifford business. Such paid work is unlikely to require disclosure.

Business related external directorships, non-executive directorships, or other external board/committee appointments

Business related would include:

•         Public companies.

•        Private companies in which Baillie Gifford invests or is likely to invest.

•         Trade bodies or professional bodies.

•         Clients.

•         Suppliers.

All such positions must be disclosed to Compliance (email CodeofEthicsQueries@bailliegifford.com).

Compliance approval is mandatory for positions linked to investee companies (public and private) and clients, along with Head of Department approval and in the case of Partners and CEO’s of Baillie Gifford subsidiary companies, Managing Partner approval.

Compliance can advise if additional approval and/or disclosure requirements exist in other scenarios.

Non-business related external directorships or non-executive directorships

Non-business related would include:

•        Private family run businesses.

•        One-person limited companies.

•        Charitable organisations or not for Profit organisations (where not a client).

All such appointments must be disclosed to Compliance (email to CodeofEthicsQueries@bailliegifford.com). No additional approval is required.
External investment or finance related roles at educational, charitable, religious, or social organisations Investment or finance related roles would include: • Investment adviser.

All investment adviser related roles should be disclosed to Compliance (email to CodeofEthicsQueries@bailliegifford.com).

In addition, such roles should also be agreed with your line manager and/or Head of Department as appropriate.

• Trustee. • Treasurer.
Politically exposed appointments

A politically exposed person, or ‘PEP’, is an individual who is or has, at any time in the preceding year, been entrusted with prominent public functions, or is an immediate family member, or a known close associate of such a person), whether paid or unpaid.

All such appointments must be disclosed to Compliance (email to CodeofEthicsQueries@bailliegifford.com).

In addition, such roles should also be disclosed to your line manager and/or Head of Department as appropriate.

Outside business interest disclosures should be emailed to the Compliance Conduct & Market Oversight team (CodeofEthicsQueries@bailliegifford.com) at the earliest opportunity. Where possible, this should be prior to the commencement of any role or appointment.

Disclosures should contain the following information:

•	Date the outside business interest commenced or ceased.

•	Name of the external company/organisation and brief description of what they do.

•	Brief description of your role/involvement.

•	Details of any remuneration if applicable.

•	Details of any connection to Baillie Gifford (e.g., client or prospective client, investee company, broker, supplier etc.).

Please note that outside business interest disclosures are not one-off in nature. Members of staff have an ongoing obligation to notify Compliance at the earliest opportunity if there is a change in circumstances, e.g., change in role/involvement; change in remuneration; the outside interest has subsequently become a client, investee company or supplier etc.

If applicable, the Compliance Conduct & Market Oversight team will obtain approval from the Head of Compliance (whom failing, a delegate) on your behalf and will either confirm that this has been received or will request further information if required.

Please note that Partners or Chief Executive Officers of Baillie Gifford subsidiary companies who require to seek approval from the managing Partners for external appointments, must seek this approval themselves.

Specific jurisdictional / entity requirements

•	UK (FCA regulated roles) – The Firm is required to ensure that individuals in FCA regulated roles are fit and proper to perform the activities for which they are regulated and that they do not engage in any activities which could conflict with the performance of their role. In addition to the above requirements, individuals in regulated roles must inform Compliance when:

o	They become aware that a company, partnership, or unincorporated association of which the individual has been controller, director, senior manager, partner, or company secretary (either during the time they held the position or within one year of such involvement) has:

o	Been put into liquidation, wound up, ceased trading, had a receiver or administrator appointed or entered into a voluntary arrangement with its creditors.

o	Been adjudged by a court liable for any fraud, misfeasance, wrongful trading, or misconduct.

o	Been investigated or been involved in an investigation by an inspector appointed under companies or any other legislation, or required to produce documents to the Secretary of State, or any other authority, under any such legislation.

o	Been convicted of any criminal offence, censured, disciplined, or publicly criticised, by any inquiry, by the Takeover Panel or any governmental or statutory authority, or any other regulatory body.

•	US (BGFS) – Registered Persons of BGFS are required to obtain prior written approval from the Chief Compliance Officer of BGFS for any Contractor, Director, Officer or Partner appointments or any work for which they expect to receive compensation outside of their Baillie Gifford employment. Please note that this supersedes the requirement to obtain approval from the Head of Compliance.

•	Hong Kong (BGAHK) – Licensed Persons of BGA(HK) are required to obtain prior written approval from the Compliance Officer of BGA(HK) for any Director appointments or any work for which they will receive compensation outside of their Baillie Gifford employment. The Compliance Conduct & Market Oversight team will co-ordinate this. In addition to the above, there are also SFC Notification requirements relating to any directorships, partnerships or proprietorships taken on by a licenced representative. The BGA(HK) Compliance Officer will advise on the relevant steps to take with regards to this notification.

•	Singapore (BGAS) – BGAS Representatives, Senior Managers, Relevant Professionals, and Directors are additionally required to obtain prior written approval from the Group Compliance Department for any Director appointments or any work for which they will receive compensation outside of their Baillie Gifford employment. In addition to the above, any change in the business interests or substantial shareholdings of the CEO or any

Directors of BGAS provided in form 11 must be notified to the MAS, as set out in the BGAS Compliance Manual. The BGAS Compliance Officer will advise on the relevant steps to take regarding this notification.

Personal Associations

We also must take steps to ensure that any personal interest or personal association does not affect, or reasonably appear to affect, our conduct or actions in Baillie Gifford and therefore conflict with our duties to clients or the firm. Any Significant Relationship with another person working in a relevant business connected to Baillie Gifford may need to be disclosed by email to the Compliance Department (CodeofEthicsQueries@bailliegifford.com).

Relevant businesses would include:

•	Investment managers

•	Brokers

•	Clients of Baillie Gifford

•	Consultants/advisers to clients of Baillie Gifford or investors in Baillie Gifford funds

•	Companies in which Baillie Gifford invests on behalf of our clients

•	Other organisations with which Baillie Gifford has a contractual relationship.

A relationship with another person would be deemed significant if an independent third party might reasonably consider that it could affect your actions or those of a personal associate (whether or not it does so affect your conduct). If you have a relationship with an associated person that could potentially give rise to a conflict of interest, or the perception of one, then this should be disclosed to the Compliance Department. The Compliance Department will determine if the relationship needs to be recorded and whether any action needs to be taken to manage the conflict.

Please note that personal associations can extend beyond the definition of connected person under PA Dealing, i.e., personal association disclosure requirements are not limited to immediate family members living in your household. Some examples of potential personal associations that may need to be disclosed are as follows:

•	A close friend works at a supplier and is directly involved in the Baillie Gifford account and/or you are directly involved in the appointment of that supplier.

•	A close friend works at an audit firm and is directly involved in an external review of your department.

•	An extended family member works at a company that Baillie Gifford invests in for clients, in a role where they are likely to have access to sensitive business information.

Each scenario will be considered on a case-by-case basis to establish what, if any, conflict risk there is and determine if the personal association needs to be recorded. Under the general requirement to disclose conflicts of interest, members of staff should be mindful of any personal associations within Baillie Gifford that could potentially give rise to a conflict of interest and disclose accordingly.

These disclosures are designed to ensure that our work is carried out on behalf of clients in an environment that is free from any suggestion of improper influence. If you are in any doubt as to whether a business interest or personal association or relationship needs to be disclosed, please contact a member of the Compliance Department for guidance.

  Code of ethics – Supporting document (Personal account dealing)

Various links to documents and video guides are included within this supporting document:

•         Document Library tab within the Code of Ethics System – Link.

•         Related documents & links section of the Compliance – Code of Ethics Exchange page – Link.

Please note that all Personal account (PA) dealing information saved within the Code of Ethics System will be treated confidentially and will be maintained by Compliance. However, records are available for inspection by authorised members of the staff of regulatory authorities supervising Baillie Gifford’s investment business.

In general, Baillie Gifford’s PA dealing requirements apply to you and your “connected persons”, for investment holdings and transactions in “in-scope assets”. There may also be additional jurisdictional / entity level requirements which apply if you perform a specific role. The key definitions are as follows:

Connected persons –

•	Immediate family which includes spouses, cohabitants, children under the age of 18 and immediate family members sharing the same household.

•	Parents/in-laws or other persons where decision making as to their investments is taken by them under advice from you.

•	Organisations for whom you have an active investment advisory input (this could include charities, churches, clubs etc).

•	Trusts where, as trustee, you exercise investment influence (i.e., as sole trustee or a trustee exercising a considerable influence.

•	Syndicates where you, friends and/or family group together for the purpose of purchasing shares.

In-scope assets –

Security Type	Covered by Code of Ethics Policy?	Pre-clearance Required?	Include in Code of Ethics Declaration?
Equity securities (publicly traded)	Yes	Yes	Yes
Derivatives (futures and options)	Yes	Yes	Yes
Corporate Debt Instruments	Yes	Yes	Yes
Government securities	No	No	No
BG managed Investment Trusts	Yes	Yes	Yes
Non-BG managed Investment Trusts	Yes	Yes	Yes
BG managed OEICs	Yes	Yes	Yes
Non-BG managed OEICs, Unit Trusts, mutual funds or other open-end vehicles	No	No	No
Private companies: New issues, IPOs, private placements, Equity Crowd funding	Yes	Yes	Yes
Venture Capital Trusts (VCTs), Enterprise Investment Scheme (EIS), business angel investments	Yes	Yes	Yes
Spread betting on a covered security	Yes	Yes	Yes
Spread betting on financial markets or non-financial instruments	No	No	No
ETPs (Exchange traded products) including ETFs (Exchange traded funds)	Yes	Yes	Yes
Cash ISAs	No	No	No
Cryptocurrencies	No	No	No
Structured Deposits in instruments covered by the Policy	Yes	Yes	Yes
Structured Deposits in instruments not covered by the Policy	No	No	No
Certificate of Deposit	No	No	No
Fixed Term Deposit	No	No	No
Fixed Term Bond	No	No	No
Peer-to-peer lending	No	No	No
Default fund(s) investments held within Baillie Gifford’s workplace pension (ARC)	No	No	No

Security Type	Covered by Code of Ethics Policy?	Pre-clearance Required?	Include in Code of Ethics Declaration?
Covered securities held within Baillie Gifford’s workplace pension (ARC)	Yes	Yes	Yes
Investments within the Baillie Gifford Select SIPP	Yes	Yes	Yes
Covered securities held within an ISA, SIPP, share plan or Variable Insurance Product	Yes	Yes	Yes
Covered securities held within a discretionary portfolio management service	Yes	No	Yes
Covered securities acquired through a corporate action	Yes	No	Yes
Sale of nil-paid rights or the part sale of nil-paid rights to fund a partial take up of new shares	Yes	No	Yes
Free shares acquired through a de-mutualisation	Yes	No	Yes
Employee Incentive Share Schemes (Connected Persons)	No	Yes	Yes
Monthly direct debit investments (in covered securities)	Yes	Yes	Yes
Transfer of covered security	Yes	No	Yes

Note: This list is not all-inclusive and may be updated from time to time. If unsure, please contact the Compliance Conduct & Market Oversight team for guidance (CodeofEthicsQueries@bailliegifford.com).

For further clarification:

•	the following securities are exempt from pre-clearance and reporting obligations:

o	Purchases or sales of securities that are direct obligations of the government of the United States or United Kingdom, bankers’ acceptances, bank certificates of deposit, commercial paper, high-quality short-term debt instruments (including repurchase agreements).

o	Shares of money market mutual funds.

o	Shares of registered open-end management investment companies other than the Baillie Gifford sponsored OEICs and mutual funds.

o	Shares of US unit investment trusts (i.e., variable insurance contracts that are funded by insurance company separate accounts organised as unit investment trusts) that are invested exclusively in one or more registered investment companies. Please note that UK Investment Trusts are not exempt securities and that pre-clearance requirements apply.

o	FX or cryptocurrency transactions.

•	the following securities are exempt from pre-clearance obligations, but revised holdings will need to be disclosed in your annual Code of Ethics declaration in January:

o	Purchases effected upon the exercise of rights (e.g., automatic reinvestment of dividends) provided by an issuer pro rata to all holders of a class of its securities to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

o	Personal transactions effected under a discretionary portfolio management service where there is no prior communication in connection with the transaction between the portfolio manager and the relevant member of staff or other person for whose account the transaction is executed.

o	Personal transactions in any default fund available in Baillie Gifford’s workplace pension available through Aegon’s ARC platform.

o	Ongoing monthly transactions in an automatic investment plan, where permission was obtained for the initial investment and there has been no change to the standing instruction thereafter.

o	Sales automatically placed by the broker to cover ongoing management fees.

Procedures for PA dealing

Prior to undertaking a PA deal, you are required to:

•	Obtain permission to use your desired broker (it is only necessary to follow this procedure on the first occasion of using a particular stockbroker); and

•	To obtain internal pre-clearance from the Code of Ethics System (every time a PA deal is undertaken).

It is important that you take all reasonable steps to ensure that these procedures are followed by whoever is dealing. The onus is on you to raise awareness with your connected persons, obtain pre-clearance for proposed PA dealing and ensure that contract notes / trade confirmations are sent to Compliance.

Procedures for obtaining broker permission

Before you or a Connected Person begins to place transactions with a particular firm of stockbroker’s or on-line dealing platform, broker permission must be obtained and an account setup within the Code of Ethics System. The reason for this is to inform the broker that you work for Baillie Gifford and to ensure that brokers supply to Compliance, no later than 30 days after the end of the quarter in which the trading activity occurred, duplicate copies of confirmations of all personal securities transactions.

Broker notification letters can be used to notify the broker and are located in the related documents & links section of the Code of Ethics Exchange page – link.

Broker notification letters are not required for the following:

•	Transactions undertaken in an automatic investment plan, including the Baillie Gifford workplace pension available through Aegon’s ARC platform.

•	If you broker operates a transaction data feed to Baillie Gifford’s Code of Ethics System. The procedure for obtaining broker consent via a data feed through the Code of Ethics System is in the related documents & links section of the Code of Ethics Exchange page.

•	Where the broker or online dealing platform is unable to provide duplicate copies of personal transactions directly to Baillie Gifford. In this case, you must execute your own trade request in the system and attach a trade confirmation to the record. You can do this by following the ‘Quick Guide to Executing Trade Requests’ which is found in Document Library tab within the Code of Ethics System – Link.

Procedures for obtaining PA dealing pre-clearance

You are also required to obtain electronic internal pre-clearance from the Code of Ethics System – link. Pre-clearance of a PA deal will remain valid until close of business on the next business day from the time permission is obtained. If the proposed transaction is not completed during the period in which the pre-clearance is granted, the member of staff must seek additional pre-clearance prior to completing the transaction. In the case of postal deals (e.g., deals that require an application form or instruction form to be completed, i.e., dealing is not direct through a broker); your dealing instruction should be sent within this pre-clearance period, although the trade itself does not have to be executed during the period.

The ‘Quick Guide to Trade Requests’ video sets out the procedures for submitting Trade Requests through the Code of Ethics System and is in the Document Library tab of the System – Link.

Please note that proposed PA deals in IPOs or Private Companies will require the use of the Private Transactions section of the System. The ‘Quick Guide to Private Transactions’ video in the Document Library tab of the System provides guidance. The key difference is that Compliance will need to review each request manually and, before providing approval, will need to obtain assurance that no conflicts with client interests will arise due to prospective PA deals in IPOs or Private Companies where client activity may also be taking place at the same time.

Special circumstances – Practical procedures

•	Remote Access to the Code of Ethics System – Remote access is available on all Baillie Gifford devices. If you are away from the office (e.g., on business or on holiday), trade requests can be submitted through all BG devices.

•	Maternity/Parental Leave – If you are out of the office on maternity leave, or a period of flexible parental leave exceeding four weeks, there is no requirement for you to obtain PA dealing permission for any trades conducted by you (or a Connected Person) during this leave. If applicable, shareholdings in the Code of Ethics System can be amended upon your return to the office.

•	Limit Orders – The use of buy or sell limit orders is not prohibited under this policy, however, these must be carefully managed as pre-clearance is only valid until close of business on the next business day from the time permission is obtained. If, upon expiry of the permission period, the limit price has not been met, you must obtain fresh permission via the Code of Ethics System or ensure the limit instruction is cancelled.

•	Stop Loss Orders – As for limit orders, stop loss orders (i.e. instruction to automatically sell securities if the share price reaches a pre-determined minimum price) are not prohibited under this policy, however, these must be carefully managed as pre-clearance is only valid until close of business on the next business day from the time permission is obtained. If you wish to maintain a stop loss instruction beyond the permission period, fresh permission must be obtained via the Code of Ethics System.

Reporting requirements

•	Initial – All new members of staff are required to disclose all personal securities holdings n which they have any direct or indirect holdings to the Compliance Department, within 10 days of commencing employment. The information provided must be current and no more than 45 days prior to the date the person joined the firm. Initial Code of Ethics Declarations must be submitted to Compliance via the Code of Ethics System and will be prompted by Compliance providing a new start induction and support to the new member of staff.

•	Annual – Each member of staff is also required to file an annual report disclosing all personal securities holdings in January each year. The information must be current as of a date no more than 45 days prior to the date the report was submitted. Annual Code of Ethics Declarations must be submitted electronically via the Code of Ethics System. The ‘Quick Guide to Annual Declaration’ video sets out the procedures for submitting your declaration through the Code of Ethics System and is in the Document Library tab of the System.

Specific jurisdictional / entity requirements

•	Singapore (BGAS) – There are ongoing pre-clearance and holdings requirements that apply to all BGAS representatives with each required to:

o	obtain pre-clearance for all in-scope assets) detailed in the table above and, in addition, also for non-BG managed OEICs, Unit Trusts, mutual funds or other open-end vehicles.

o	ensure trade confirmations are entered into the Code of Ethics System within 7 days of the trade.

o	ensure changes in interest in all security types are entered into the Code of Ethics System within 7 days of the change.

•	Hong Kong (BGAHK) – A semi-annual holdings disclosure requirement applies to all BGAHK employees, licensed persons, Managers-in-Charge, Directors, other than non-executive directors. Each member of staff is required to file a report disclosing all personal securities holdings semi-annually in January and July each year. The information must be current and no more than 45 days prior to the date the report is submitted. Holdings reports must include shares owned through an automatic investment plan. This semi-annual exercise is coordinated and managed by Compliance.